K&L Gates llp 925 Fourth Avenue Suite 2900 Seattle, WA 98104-1158

Eric Simonson (206) 370-7679 Eric.simonson@klgates.com

June 16, 2009

VIA EDGAR

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	China-Biotics, Inc.

Amendment No. 2 to Form 10-KSB on Form 10-K/A
Filed April 24, 2009
File No. 001-34123

Dear Mr. Lucas:

On behalf of China-Biotics, Inc. (the “Company”), we have provided below the Company’s responses to the oral comments of the staff of the Securities and Exchange Commission (the “Staff”) in connection with Amendment No. 2 to Form 10-KSB on Form 10-K/A (“Amendment No. 2 to Form 10-K”).

In May 2009, the Staff, in oral comments provided by telephone, requested that the Company either provide additional objective support for or remove certain statements in the “Competition” section on pages 12 through 14 of Amendment No. 2 to Form 10-K.  The Staff also suggested that the Company review Amendment No. 2 to Form 10-K for other statements regarding the position of the Company relative to its competitors and to either provide additional support or delete those statements.

In response to the Staff’s comments, the Company suggests making the following additional amendments to Amendment No. 2 to Form 10-K.  For the Staff’s reference, a draft Amendment No. 3 to Form 10-K (“Amendment No. 3 to Form 10-K”) has been attached to this correspondence.

Competition Section, pages 12-14

The Company has replaced the “Competition” section on pages 12 through 14 in its entirety with the following:

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
June 16, 2009

Competition

We believe that we are well-positioned to compete in the Chinese pharmaceutical and nutraceutical market with our proprietary technology, strong brand, diverse product portfolio, research and development capabilities, established sales and service network, and favorable cost structure.  Other factors affecting competitive conditions in the Chinese pharmaceutical and nutraceutical market are managerial and technological expertise, the ability to identify and exploit commercially viable products, time to market, patent position, product efficacy, safety, convenience, reliability, availability and pricing.

Our primary competitors in the Chinese domestic probiotics market are two Chinese companies, Shanghai Jiaoda Onlly Co. Ltd. and Shanghai Pharmaceutical Group Co. Ltd. – SINE Pharmaceutical Co. Ltd. and one Japanese company, Morishita Jintan Co. Ltd.  These competitors produce similar probiotics products and have similar market share to ours in the Chinese domestic market.  In addition to these primary competitors, there are approximately four other domestic competitors that compete with us in the Chinese market.

With respect to the bulk additives market, we believe that our competition will come mainly from large overseas producers and food importers that produce their own supplements. Our management believes that we are well-positioned to compete in the bulk additives market based on the high quality of our products, our favorable cost structure, our time-to-market in the domestic market and our established sales and service network.  We are directing efforts toward encouraging customers to switch from imported bacteria to our products as additives for the production of yogurt, sour milk and other food products.

Description of Business, Page 9

•
The Company has deleted the following statement: “Our management believes that there are currently no manufacturing facilities in China that are capable of producing high quality probiotics food additives for yogurt and yogurt drink.”

Description of Business, Page 10

•
The Company has revised the first full sentence under the caption “Advanced technology provides product quality advantages” on page 10 to read as follows:  “We believe our proprietary production technology gives us the following competitive advantages:”

•	The Company has deleted the following statement: “Management believes this longevity rate is the highest among all biogen manufacturers in China.”

•
The Company has deleted the following statement: “Management believes that the output of products from our production process is many times that of our competitors thereby giving us a significant cost advantage.”

Description of Business, Page 11

•	The Company has deleted the following clause from the second sentence in the first bullet point on page 11: “, which our management believes is the highest among other similar products in our market.”

•	The Company has deleted the following clause from the first sentence of the second bullet point on page 11: “, which the management believes is highest in the industry.”

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
June 16, 2009

If the above-described revisions address the Staff’s concerns with respect to the Company’s disclosure relating to its competition, we respectfully request that the Staff notify us as soon as possible so that Amendment No. 3 to Form 10-K can be filed.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiate by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at (206) 370-7679.

Very truly yours,

K&L Gates llp

By /s/ Eric Simonson
Eric Simonson

cc:           Song Jinan, China-Biotics, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
AMENDMENT NO. 3

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______ to _________

333-110733
(Commission File Number)

CHINA-BIOTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	98-0393071
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

No. 999 Ningqiao Road
Jinqiao Export Processing Zone
Pudong, Shanghai 201206
People's Republic of China
  (Address of principal executive offices)

Telephone number: (86 21) 5834 9748
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:  Common stock, par value $0.0001 per share (registered pursuant to Form 8-A effective October 22, 2008).

Securities registered pursuant to Section 12(g) of the Act:  None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold was $78,103,400 as of the last business day of the registrant’s most recently completed second fiscal quarter.

As of April 24, 2009, 17,080,000 shares of the registrant's common stock were outstanding.

Explanatory Note:

The purpose of this Amendment No. 3 to Form 10-K (this “Registration Statement”) is to amend certain statements on pages 9 through 13. No other changes were made to this Registration Statement.

In preparation for the opening of additional retail stores, we have also been actively recruiting and training retail sales staff since the beginning of 2006. We have already successfully recruited a number of very experienced sales professionals and have trained a pool of sales staff. We have also designed and implemented control systems to manage this new business.

We plan to open over 300 stores by the end of fiscal year 2009 in Shanghai and other major cities in China. Currently, we have a network of 60 stores in China. Among the 60 retail centers, we have six in Changchun, two in Longyan, two in Jiaxing, two in Zhengzhou, two in Jilin and 46 in Shanghai. In addition, we have surveyed the other cities in China to assess and select suitable locations for new stores.

As part of our strategy, we will also consider licensing franchisees to operate retail stores in due course. We intend to finance the costs of our business expansion by our internal working capital.

Introduction of new products

In connection with the opening of our first Shining store, we launched several new products under the Shining brand. We currently have regulatory approval to produce fourteen   products that can be marketed under the Shining brand. We plan to develop new products to strengthen our product pipeline so that we may offer an array of products for sale in the Shining stores.

Our Business Prospects

Growth potential from geographic expansion leveraging on the Shining brand.

We have experienced rapid sales growth. Our products are sold through retail outlets mainly in the Greater Shanghai area under our “Shining” brand. Management believes that the “Shining” brand is one of the most recognized health supplement brands in Shanghai. We are expanding the sales of our retail products to the other major metropolitan cities in China such as Changchun and Jilin. Given our high gross margin and low overhead structure, management anticipates that distribution in these areas would be profitable, assuming there is sufficient demand. Expansion of retail sales is also a key component of the marketing of our food additives. We intend to co-brand with food producers allowing consumers to identify food products that use our additives as high quality and beneficial. We require our “Shining” logo to be incorporated in the packaging of products manufactured by food producers which contain probiotics additives supplied by us. We have already entered into agreements with 3 food producers for use of our products as food additives. These customers include Bright Dairy, the third largest dairy company in China and Holiland Group, a large bakery supplier with nationwide retail coverage.

Significant potential from the new bulk business (yogurt).

Live bacteria are essential to the formulation of yogurt and yogurt -based drinks. Yogurt and yogurt drinks were the fastest growing food product segments in China in 2004 according to AC Nielsen. Yogurt producers in China currently import most of their probiotics additives. We believe that importation of probiotics is costly and a portion of the effective ingredient (bacteria) dies during transportation. Our new plant is intended for bulk manufacturing of probiotics for use as food additives for foods such as yogurt and yogurt drinks. Management believes that, when completed, this plant may be the only probiotics plant in China that will be able to meet the demands and standards for the bulk additive market.

Significant potential from the new bulk business (milk powder).

Manufacturers have begun to add probiotics to infant formula and milk powders to facilitate and improve digestion and absorption as well as strengthen the immune system of infants. Currently, infant formula made in China by some multinational companies such as Nestle and Mead Johnson already use imported probiotics produced by Institut Rosell and Chr. Hansen and other producers in their products. According to statements made by the Nutrition Development Centre of National Development and Reform Commission in China, effective April 1, 2007, probiotics are added to baby milk powders produced in China. Relevant regulations are expected to be announced at a later date. Currently, management believes there is no manufacturing facility in China that can meet the demand for probiotics if this requirement was imposed. Once our new plant is operating, we believe we will be well positioned to capture this significant new demand for probiotics.

Advanced technology provides product quality advantages.

We believe our proprietary production technology gives us the following competitive advantages :

•	Product shelf life - Our proprietary technology helps to protect the live bacteria in probiotics and allows a survival rate of 70% two years after manufacture.

•	Concentration - The concentration of active ingredients we produce is over 100 times that of the minimum governmental standards in China.

•	Human compatibility - The probiotics we produce originate from organisms cultured from human sources, reducing the risk that the active ingredients will be rejected by the human body.

Strong revenue and profit growth.

Our probiotics products have generated strong sales and profit growth during the past two years, and have generated sufficient cash flow to finance our operations. Sales of our probiotics products increased 38% to $42.3 million in fiscal year 2008 from $30.6 million in fiscal year 2007. Similarly, income before taxes increased from $15.1 million in fiscal year 2007 to $22.5 million in fiscal year 2008. Excluding the $3.4 million gain arising from the revaluation of the conversion option embedded in the convertible notes issued in December 2007 included in other income, income before taxes increased by 26.6% from 2007 to 2008.

Production

We use micro-ecology technologies to produce the live bacteria which are the active ingredients of our probiotics. We use a multi-stage fermentation process under a strictly controlled environment using our proprietary technology. Solid bacteria are then extracted and stored using controlled freeze drying methods. Prior to sale to our customers, we transform the solid bacteria into capsule form and place it in sealed double aluminum packaging using our patented equipment.

We have registered the following patents in China:

•	High Quality Microecologics and Micro-encapsulation Technology (patent registration number ZL 01 1 09063.4), which increases the vitality rate, maintaining large quantities of active bacterium;

•
Nutrition Gas Injection Capability and Double Aluminum Packaging Machine (patent registration number ZL 01 2 04515.2), which enables the probiotics bacterium to retain their vitality for two years and better resist gastric acid; and

•	Packaging for Shining Essence (patent registration number ZL 01 3 01526.5).

In June 2004, we submitted an application for registration of a patent regarding the production of one of our products to the Intellectual Property Bureau of China. We have obtained approval for this patent, but have not yet been issued a formal certificate by the authorities.

Our management believes that we enjoy the following competitive advantages in utilizing such microecologics technology in our production process:

•	We use advanced fermentation, bacteria extraction and micro-encapsulation technology to produce our products.

•
Since probiotics are phobic to water, acid and oxygen, their life span is extremely short. We use technology that significantly extends the survival rate of the bacteria and, as a result, our products have a survival rate of two years from manufacturing at room temperature.

•
According to rules governing live bacteria products in China which took effect in 2001, such products need to maintain out concentrations of live bacteria at a level of 10 6 /g within their stated effective period. Our products maintain a 10 8 /g concentration of live bacteria during their stated effective period. This concentration level is also over 200 times higher than the current commonly accepted international standard.

•
Most probiotic producers extract their bacteria base from animals. The probiotics we produce originate from organisms cultured from human sources to reduce the risk that the active ingredients will be rejected by the human body.

Distribution

We sell our products mainly in the greater Shanghai area, mainly to large distributors who then sell them through their networks to supermarkets, hypermarkets, such as Wal-Mart, Carrefour and Lotus, and drug stores. As of March 31, 2008, we had 14 distributors located in Shanghai, Jiangxu, Zhejiang and Hong Kong. At March 2008, we had 60 Shining branded stores in Shanghai and 5 other major cities in China. We intend to open over 300 stores by the end of fiscal year 2009. We have been hiring senior executives with strong retail and direct selling experience to implement our direct retail sale strategy. We are creating a “Community Network” through which we continuously provide training and seminars to educate the public about becoming more health conscious and about the benefits of probiotics and the Shining products. We believe that this approach has many advantages:

•
The promotion and sale of probiotics products has historically been most effective through word-of-mouth marketing. We believe that the use of Community Network will provide an additional channel to educate the public about the benefits of probiotics and to provide advice on health related matters.

•
We believe that the use of Community Network to market and sell our products will be cost effective compared with the traditional advertising and selling through distributors, and that it should increase our profit margin.

•
We believe that Community Network will attract a group of health conscious individuals in the community who can share health and product related experiences. This is expected to enhance customer loyalty and encourage recurring sales.

•	Each Shining store employs a combination of employees and agents. The agents are remunerated mainly on a commission basis, which minimizes our fixed overhead costs.

•
We believe that the Shining brand stores and Community Network will increase brand awareness within the community, which will facilitate the marketing of bulk additives products using the Shining brand.

Customers

We have two different types of customers, consumers and food product manufacturers. Food product manufacturers include suppliers of dairy producers, bakery and other non dairy products; and animal feed manufacturers. Consumers are primarily individuals in major metropolitan areas who are middle aged or above having middle to higher income levels. We believe that these individuals are becoming increasingly health-conscious and as their income levels increase, they spend more on health related products such as probiotic products. We have historically reached consumers by selling our products to large distributors, who then sell them through their networks to supermarkets, hypermarkets, such as Wal-Mart, Carrefour and Lotus, and drug stores, where they are purchased by consumers. At March 2008, we had 60 Shining branded stores in Shanghai and 5 other major cities in China where we sell our products directly to the end users. We intend to have over 300 stores by the end of fiscal year 2009. We believe owning our own distribution channel and having direct access to the end users will become a significant entry barrier in the future. For the year ended March 31, 2008, there are two customers that accounted for 15.5% and 10.5% of our sales revenue. For the year ended March 31, 2007, no single customer accounted for 10% of our total sales.

Marketing and Advertising

We promote our products through the media by placing advertisements in newspapers and magazines and on television in China. From time to time, we also sponsor charitable events to increase public awareness of the benefits of our health products.

Competition

We believe that we are well-positioned to compete in the Chinese pharmaceutical and nutraceutical market with our proprietary technology, strong brand, diverse product portfolio, research and development capabilities, established sales and service network, and favorable cost structure.  Other factors affecting competitive conditions in the Chinese pharmaceutical and nutraceutical market are managerial and technological expertise, the ability to identify and exploit commercially viable products, time to market, patent position, product efficacy, safety, convenience, reliability, availability and pricing.

Our primary competitors in the Chinese domestic probiotics market are two Chinese companies, Shanghai Jiaoda Onlly Co. Ltd. and Shanghai Pharmaceutical Group Co. Ltd. – SINE Pharmaceutical Co. Ltd. and one Japanese company, Morishita Jintan Co. Ltd.  These competitors produce similar probiotics products and have similar market share to ours in the Chinese domestic market.  In addition to these primary competitors, there are approximately four other domestic competitors that compete with us in the Chinese market.

With respect to the bulk additives market, we believe that our competition will come mainly from large overseas producers and food importers that produce their own supplements. Our management believes that we are well-positioned to compete in the bulk additives market based on the high quality of our products, our favorable cost structure, our time-to-market in the domestic market and our established sales and service network.  We are directing efforts toward encouraging customers to switch from imported bacteria to our products as additives for the production of yogurt, sour milk and other food products.

Research and Development

We have a strong research and development team supported by a technical advisory board of experts. At March 31, 2008, we have 30 staff members with Masters degrees or PhDs. In addition to having advanced technology in bacteria culturing and protection, we also conduct research and development into complimentary technology, including genetically engineered drugs, drug delivery solutions and Chinese medicine, in an effort to formulate solutions to address specific health problems and expand our product line. We incurred research and development costs of approximately $497,817 and $2,194,474 for the year ended March 31, 2007 and 2008 respectively. Such research and development costs are mainly comprised of raw material costs, laboratory expenses and staff salaries in the research and development division, which were included as part of the production costs in our financial statements for such periods.

Government Regulation

Food Business

Laws and regulations governing our business include the following: the Law on the Food Conditions of the PRC promulgated and enforced on October 30, 1995, the Administrative Rules for Healthy Food promulgated by the Ministry of Health, or MOH, on March 15, 1996 and enforced on June 1, 1996, the Notice of Circulating the Appraisal Standard of Fungal and Good-Live-Bacterial Healthy Food and its appendixes-Appraisal Standard of Fungal and Good-Live-Bacterial Healthy Food, and List of Good-Live-Bacteria Applicable for Healthy Food, which are promulgated by the MOH and enforced on March 23, 2001, and the Administration Rules for the Registration of Healthy Food (experimental) promulgated by the State Food and Drug Administration, or SFDA, on April 30, 2005 and enforced on July 1, 2005.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on  June __ , 2009.

CHINA-BIOTICS, INC.

By:
Mr. Song Jinan
Chairman of the Board, Chief Executive Officer, Treasurer and Secretary (Principal Executive Officer)

Pursuant to the requirements of Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on June__ , 2009.

Chairman of the Board and Chief Executive Officer
Song Jinan	(Principal Executive Officer)

Chief Financial Officer
Lewis Fan	(Principal Financial and Accounting Officer)

Director
Chin Ji Wei

Director
Du Wen Min

Director
Simon Yick

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO
RULE 15d-14(a) (17 CFR 240.15d-14(a))

(AUTHORIZED BY SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002)

I, Song Jinan, certify that:

1.   I have reviewed this annual report on Form 10-K/A of China-Biotics, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Song Jinan
Chief Executive Officer
June __, 2009

  Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO
RULE 15d-14(a) (17 CFR 240.15d-14(a))

(AUTHORIZED BY SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002)

I, Lewis Fan, certify that:

1.   I have reviewed this annual report on Form 10-K/A of China-Biotics, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Lewis Fan
Chief Financial Officer
June __, 2009

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. § 1350

(SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)

I, Song Jinan, certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, based upon a review of the Annual Report on Form 10-K/A for the period ended March 31, 2008 of the China-Biotics, Inc. (the "Report"):

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of The Securities Exchange Act of 1934, as amended; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of China-Biotics, Inc.

A signed original of this written statement required by Section 906 has been provided to China-Biotics, Inc. and will be retained by China-Biotics, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Song Jinan
Chief Executive Officer
June __, 2009

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. § 1350

(SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)

I, Lewis Fan, certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, based upon a review of the Annual Report on Form 10-K/A for the period ended March 31, 2008 of the China-Biotics, Inc. (the "Report"):

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of The Securities Exchange Act of 1934, as amended; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of China-Biotics, Inc.

A signed original of this written statement required by Section 906 has been provided to China-Biotics, Inc. and will be retained by China-Biotics, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Lewis Fan
Chief Financial Officer
June __, 2009